August 28, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, NE
Washington D.C. 20549
Attention:     Jenifer Gallagher
Karl Hiller
Re:    Altus Power, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Supplement No. 1 to Response dated August 21, 2024
File No. 001-39798

Dear Ms. Gallagher and Mr. Hiller:
Reference is made to the response of Altus Power, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated August 9, 2024, with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year ended December 31, 2023 (the “Original Form 10-K”), which response was dated August 21, 2024 (the “Initial Response”). We are providing this Supplement No. 1 to correct our proposed disclosure in response to question number 2 regarding our results of operations for the year ended December 31, 2023.
*****
Form 10-K for the Fiscal Year ended December 31, 2023

Results of Operations - Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 39
After preparing our proposed disclosures in response to the Staff’s comments and filing our response through EDGAR, we discovered an immaterial error in our results of operation for the year ended December 31, 2023. Accordingly, our disclosure in our Initial Response is incorrect. Please see below our revised new disclosure to reflect the correction of this immaterial error. The revisions to our proposed disclosures are reflected here for convenience

Cost of operations
Cost of operations increased by 69% from $17.5 million for the year ended December 31, 2022 to $29.6 million for the year ended December 31, 2023. The increase is explained by the increase in the Company’s portfolio of operating solar facilities. The weighted average installed capacity of operating solar facilities increased from 379 MW for the year ended December 31, 2022 to 680 MW for the year ended December 31, 2023. The decrease of cost of operations per the weighted average MW of installed capacity was not material.

******
If you have any questions concerning this supplement or require any additional information, please do not hesitate to contact Sophia Lee by telephone at (203) 698-0090 or via e-mail at sophia.lee@altuspower.com.
Very truly yours,
/s/ Sophia Lee
Sophia Lee
Chief Legal Officer and Chief Sustainability Officer, Altus Power, Inc.
cc:     Gregg J. Felton, Chief Executive Officer and Director, Altus Power, Inc.
Dustin L. Weber, Chief Financial Officer, Altus Power, Inc.
2